                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 1




                         OIL-DRI CORPORATION OF AMERICA
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                               and CLASS B STOCK
                     (immediately convertible into Common)
                     -------------------------------------
                         (Title of Class of Securities)


                                  677864 10 0
                                  -----------
                                 (CUSIP Number)


        Maryon Gray, 410 N. Michigan Ave., Ste. 400, Chicago, IL  60611
        ---------------------------------------------------------------
                                 312, 321-1515
                                 -------------
               (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)



                                 March 10, 1998
                         ------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Previous filing on Schedule 13G pursuant to Rule 13d-1(c).

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

Page 1 of 6 Pages

CUSIP No. 677864 10 0                  13D                    Page 2 of 6 Pages

--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS,
            S.S. OR I.R.S. IDENTIFICATION NO.
                  Robert D. Jaffee    ###-##-####
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX                                   (a) [ ]
            IF A MEMBER OF A GROUP                                      (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION     United States
--------------------------------------------------------------------------------
                        7              SOLE VOTING POWER
     NUMBER OF                              25,000 Class B Shares
      SHARES                                No Common Shares
                        -------------------------------------------------------
    BENEFICIALLY        8              SHARED VOTING POWER
   OWNED BY EACH                       None
                        -------------------------------------------------------
     REPORTING          9              SOLE DISPOSITIVE POWER
   PERSON WITH                         25,000 Class B Shares
                                       No Common Shares
                        -------------------------------------------------------
                        10             SHARED DISPOSITIVE POWER
                                       None
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   25,000 Class B Shares
                   No Common Shares
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                    [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.7% of the Class B Shares representing 1.3% of the voting power of Issuer's outstanding stock at March 11, 1998.
                  (See Item 5.)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

CUSIP No. 677864 10 0                       13D               Page 3 of 6 Pages



ITEM 1.  SECURITY AND ISSUER

               This statement relates to the Common Stock, par value $.10 per share (and the Class B Stock, par value $.10 per share immediately convertible into Common Stock) of Oil-Dri Corporation of America, a Delaware corporation ("Oil-Dri"). Oil-Dri's principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611.


ITEM 2.  IDENTITY AND BACKGROUND


                    (a) Robert D. Jaffee
                    (b) 650 Dundee Road
                        Suite 280
                        Northbrook, IL  60062
                    (c) retired
                    (d) No
                    (e) No
                    (f) United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               No purchase of securities of Oil-Dri Corporation of America ("Oil-Dri") was involved.


ITEM 4.  PURPOSE OF TRANSACTION

                Robert D. Jaffee has no present plans or proposals which relate to or would result in (i) the acquisition by any person of securities of Oil-Dri or the disposition of securities of Oil-Dri, but may from time to time sell or gift securities of Oil-Dri, (ii) any extraordinary corporate transaction of Oil-Dri or its subsidiaries,
         (iii) a sale or transfer of a material amount of assets of Oil-Dri or its subsidiaries, (iv) any change in the board of directors or management of Oil-Dri, (v) any material change in Oil-Dri's present capitalization, dividend policy, business or corporate structure, (vi) any change to Oil-Dri's charter or bylaws or other actions that may impede the acquisition of control of Oil-Dri by any person, (vii) causing Oil-Dri Common Stock to cease to be listed on the New York Stock Exchange, or to become eligible for termination of registration pursuant to Section 12(g)(4) under the Securities Exchange Act of 1934, or (viii) any action similar to those enumerated above.

CUSIP No. 677864 10 0                 13D                      Page 4 of 6 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


         (a) Aggregate Number and Percentage of Class Beneficially Owned. Robert D. Jaffee owns beneficially 25,000 shares of Class B Stock of Oil-Dri and no shares of Common Stock of Oil-Dri. The Class B Stock is held by Robert D. Jaffee as Trustee of the Robert D. Jaffee Revocable Trust of July 29, 1974, as amended.

              The shares beneficially owned by Robert D. Jaffee constitute 1.7% of the Class B Stock outstanding at March 11, 1998, and, since the Class B Stock is entitled to 10 votes per share, constitute 1.3% of the voting power of Oil-Dri's Common and Class B Stock.

         (b) Sole Power to Direct Vote: 25,000 shares of Class B Stock and no shares of Common Stock.

              Shared Power to Vote or Direct Vote:  None

              Sole Power to Dispose or Direct Disposition: 25,000 shares of Class B Stock and no shares of Common Stock.

              Shared Power to Dispose or Direct Disposition: None.

         (c) During the past 60 days, Mr. Robert D. Jaffee effected the following transactions:


         Amount of                                                     Where and
 Date    Securities Involved   Nature of Transaction  Price Per Share  How Effected
-------  --------------------  ---------------------  ---------------  ------------
3/10/98       342,241 Class B  Conversion & Sale*     15.00            Private Sale to
                                                                       Oil-Dri Corporation
                                                                       of America

      * Conversion of Class B Stock in Trust ownership to Common Stock upon sale of said stock.

            (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such security.

            (e)  Not applicable.

CUSIP No. 677864 10 0                  13D                     Page 5 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                        None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                        None

                                  SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  March 23, 1998



                                         /s/ ROBERT D. JAFFEE
                                         --------------------
                                         Robert D. Jaffee